K R A M E R  L E V I N  N A F T A L I S  &  F R A N K E L LLP

                        November 9, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Accounting Branch Chief

Re:   Radware Ltd.
      Form 20-F for the year ended December 31, 2005
      File No. 0-30324

Dear Mr. Gordon:

On behalf of our client, Radware Ltd., we provide the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to the Company, dated October 11, 2006, with respect to the Company’s annual report on Form 20-F filed with the SEC on April 26, 2006.

This letter sets forth the Company’s responses to the staff’s comments. For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.

Annual Report on Form 20-F

1.
We note that the certifications filed as Exhibit 12.1 and 12.2 to your Form 20-F are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Please confirm to us that in future filings, you will remove references to “Company” and refer to the company as the “Registrant” as well as revising paragraph 4(c) to match the prescribed form of paragraph 4(d) as set forth in Item 601(b)(3) of Regulation S-K.

The Company will in future filings change the wording of the certifications filed as Exhibits 12.1 and 12.2 to be in the exact form set forth in Item 601(b)(3) of Regulation S-K.

* * * * *

KRAMER LEVIN NAFTALIS & FRANKEL LLP
Securities and Exchange Commission
November 9, 2006

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (212) 715-9211.

            Sincerely,

            /s/ Ernest S. Wechsler
            Ernest S. Wechsler

cc: Vered Raviv